Exhibit 12.1
Earnings to Fixed Charges

	2002	2003	2004	2005
Earnings:
Income before taxes	-3,990	25,534	40,691	34,116
Interest	49,254	45,413	53,185	73,274
Interest portion of rental expense	3,254	3,739	4,960	7,737
	48,518	74,686	98,836	115,127

Fixed Charges:
Interest	49,254	45,413	53,185	73,274
Interest capitalized	-844	-860	-1,120	-1,230
Interest portion of rental expense	3,254	3,739	4,960	7,737
	51,664	48,292	57,025	79,781

Ratio	0.9	1.5	1.733209	1.443040

Shortfall (overage)	3,146	-26,394	-41,811	-35,346